NAME OF REGISTRANT
Templeton Global Investment Trust
File No. 811-08226


EXHIBIT ITEM No. 77D (g): Policies with respect to security investments

From the Statement of Additional Information Supplement
GOF SA8 03/18:

SUPPLEMENT DATED MARCH 2, 2018
TO THE CURRENTLY EFFECTIVE STATEMENT OF ADDITIONAL INFORMATION
OF EACH OF THE FUNDS LISTED BELOW
Templeton Emerging Markets Small Cap Fund
Templeton Frontier Markets Fund
Templeton Dynamic Equity Fund

For the Fund, the following is added to the "Goals, Strategies and Risks - Glossary of Investments, Techniques, Strategies and
Their Risks - Developing markets or emerging markets" section of the SAI:

Investing through the Bond Connect Program. Foreign investors may invest in China Interbank bonds traded on the China Interbank Bond Market ("CIBM") through the China - Hong Kong Bond Connect program ("Bond Connect"). In China, the Hong Kong Monetary Authority Central Money Markets Unit holds Bond Connect securities on behalf of ultimate investors (such as the Fund) in accounts maintained with a China-based custodian (either the China Central Depository & Clearing Co. or the Shanghai Clearing House). This recordkeeping system subjects the Fund to various risks, including the risk that the Fund may have a limited ability to enforce rights as a bondholder and the risks of settlement delays and counterparty default of the Hong Kong sub-custodian. In addition, enforcing the ownership rights of a beneficial holder of Bond Connect securities is untested and courts in China have limited experience in applying the concept of beneficial ownership.

Bond Connect uses the trading infrastructure of both Hong
Kong and China and is not available on trading holidays in Hong Kong. As a result, prices of securities purchased through Bond Connect may fluctuate at times when a Fund is unable to add to or exit its position. Securities offered through Bond Connect may lose their eligibility for trading through the program at any time. If Bond Connect securities lose their eligibility for trading through the program, they may be sold but can no longer be purchased through Bond Connect.

Bond Connect is subject to regulation by both Hong Kong and China and there can be no assurance that further regulations will not affect the availability of securities in the program, the frequency of redemptions or other limitations. Bond Connect trades are settled in Chinese currency, the renminbi ("RMB"). It cannot be guaranteed that investors will have timely access to a reliable supply of RMB in Hong Kong.

Bond Connect is relatively new and its effects on the Chinese interbank bond market are uncertain. In addition, the trading, settlement and IT systems required for non-Chinese investors in Bond Connect are relatively new. In the event of systems malfunctions, trading via Bond Connect could be disrupted. In addition, the Bond Connect program may be subject to further interpretation and guidance. There can be no assurance as to the program's continued existence or whether future developments regarding the program may restrict or adversely affect the Fund's investments or returns. Finally, uncertainties in China tax rules governing taxation of income and gains from investments via Bond Connect could result in unexpected tax liabilities for a Fund.